Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

February 5, 2010

Item 3.	News Release:

A News Release was issued February 5, 2010 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. proposes to carry out a private placement of up to 12,500,000 units at a price of CAD $0.36 per unit for gross proceeds of up to CAD $4,500,000. Each unit shall consist of one common share and one-half warrant to purchase a further common share for CAD $0.45 for a period of two years from the closing date.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

February 5, 2010

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO TO CARRY OUT $4.5 MILLION PLACEMENT

February 5, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) proposes to carry out a private placement of up to 12,500,000 units of Genco at a price of CAD $0.36 per unit for gross proceeds of up to CAD $4,500,000. Each unit shall consist of one common share and one-half warrant to purchase a further common share for CAD $0.45 for a period of two years from the closing date.

Genco has appointed an agent to use its best efforts basis for the private placement. The agent will be paid a fee of 8% of the proceeds from the private placement and issued 400,000 broker’s warrants. Each broker warrant will be exercisable to purchase one common share at CAD $0.45 for a period of two years.

As part of the placement, Genco understands that one of its Directors intends to subscribe to the placement, and Genco further understands that a “gypsy swap” may be carried out in conjunction with the placement for up to 4.2 million shares. Under the proposed terms of the gypsy swap, a Director of Genco would enter into a loan agreement with a subscriber to the placement whereby 4.2 million shares would be loaned to a subscriber and an equal number of shares pledged back to the Director. As compensation for the share loan, the Director would receive 1.05 million share purchase warrants from the subscriber.

The Company would also like to provide the following updates:

Production Restart at La Guitarra

Genco is pleased to announce that work to restart operations at La Guitarra is advancing as planned. La Guitarra’s mining contractor, SIMSA, has roughly 90% of the estimated full-time work force of 110 workers hired and on-site. Experienced workers are ensuring optimal operating conditions at La Guitarra Mine & Mill prior to the production restart; new hires and some exiting staff are going through intensive training to improve the efficiency of future mining operations. It is expected that La Guitarra will restart mining operations prior to the end of the first quarter of 2010. Genco will provide a further update on the restart of production at La Guitarra and production plans for 2010 in the upcoming weeks.

Reserves & Resources

On January 29, 2010, Genco announced updated Reserves and Resources at La Guitarra, in compliance with National Instrument 43-101 Standards for Mineral Disclosure. The following table summarizes current Reserves & Resources at La Guitarra:

Summary of La Guitarra Silver/Gold Mining District
RESERVES
Category	tonnes (,000)	Ag g/t	Au g/t	eAg g/t	eAg oz
Underground	2,185	209	1.46	291	20,409,000
Open Pit	6,824	81	0.75	123	26,930,00
Total Reserves	9,009	113	0.93	165	47,339,000
RESOURCES
Category	tonnes (,000)	Ag g/t	Au g/t	eAg g/t	eAg oz
Open Pit M & I	2,156	79	0.82	125	8,656,000
Open Pit Inferred	2,683	75	1.00	130	11,257,000
Underground Inferred	10,000	305	1.95	414	133,130,000
Total Inferred	12,683	256	1.75	354	144,360,000

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

For further information on the Reserves & Resources at La Guitarra, please refer to Genco’s News Releases dated Dec. 16, 2009 and Jan. 29, 2010 and/or NI 43-101 Technical Report dated Jan. 29, 2010, which can be found on Genco’s website at www.gencoresources.com or filed on SEDAR at www.sedar.com.

Business Development

Genco has retained Haywood Securities Inc. as a strategic advisor as Genco moves forward in its efforts to expand its La Guitarra Mine, and other potential opportunities which may become available. Genco has received significant attention from outside parties after recently releasing the results of its Feasibility Study for a potential ten-fold mine expansion at La Guitarra Mine, and providing an updated Technical Report with current Reserves and Resources. Genco will continue to evaluate available opportunities, which may include: expansion financing, joint ventures and business combinations.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.